Exhibit (a)(9)

LIONSGATE’S BOARD OF DIRECTORS REJECTS ICAHN’S UNSOLICITED AMENDED
TENDER OFFER

No Change to Inadequate Offer Price

SANTA MONICA, CA, and VANCOUVER, BC, March 23, 2010 — Lionsgate (NYSE: LGF) today announced that its Board of Directors, in consultation with its financial and legal advisors, has determined, by unanimous vote of the directors present and upon the unanimous recommendation of the Special Committee of the Board, that the unsolicited amended tender offer from Carl Icahn and certain of his affiliated entities (the “Icahn Group”) to purchase up to all of the common shares of Lionsgate for U.S.$6.00 per share is financially inadequate and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders. Accordingly, the Board recommends that Lionsgate’s shareholders reject the Icahn Group’s offer and not tender their shares into the Icahn Group’s offer.

The basis for the Board’s recommendation with respect to the Icahn Group’s unsolicited amended tender offer, which followed a thorough review of the terms and conditions of the offer by the Special Committee and the Board, is set forth in Lionsgate’s amended Schedule 14D-9 filed today with the Securities and Exchange Commission (the “SEC”) and notice of change to directors’ circular filed with Canadian securities regulators.

“We believe that nothing has changed — the offer remains financially inadequate and still does not reflect the full value of Lionsgate shares,” said Lionsgate Co-Chairman and Chief Executive Officer Jon Feltheimer. “The only substantive change is that the Icahn Group is now bidding for full control of the Company without offering a meaningful vision, without demonstrating a relevant track record of industry experience and without paying a control premium. We believe that this financially inadequate proposal stands in stark contrast to our patient, disciplined strategy of building a strong and diversified Company step by step over the past 10 years under a seasoned Board of Directors and an experienced management team. Our plan for continuing to grow our portfolio of businesses is reflected in our ongoing achievements and initiatives each week.’ ”

Many of the reasons for the Lionsgate Board’s recommendation to reject the Icahn Group’s previous offer are unchanged by the current offer. The reasons for the Board’s recommendation to reject the Icahn Group’s offer are described in greater detail in the amended Schedule 14D-9 filing and notice of change to directors’ circular (which will be mailed to Lionsgate shareholders), but key points include:

•	The Icahn Group’s offer, which continues to offer only U.S.$6.00 per share, is still inadequate from a financial point of view and does not reflect the value of the Lionsgate shares that senior management, under the direction of the Board, has built over the past 11 years. The unchanged price per share of the offer is an attempt to control Lionsgate without paying an appropriate premium. The average price target of Wall Street analysts for Lionsgate shares as of March 22, 2010 is at a 46.3% premium to the U.S. $6.00 per share offer price.

•	The Icahn Group is now seeking total control over the Company, despite lacking industry experience. The Icahn Group has said that if it is successful, the Icahn Group intends to impose its choices on Lionsgate’s shareholders by, among other things, fundamentally changing Lionsgate’s strategy, replacing Lionsgate’s Board of Directors, and potentially replacing top management “with several individuals who more closely share our vision for the future of the company.” The Icahn Group admits that this will likely thrust Lionsgate into a “potentially volatile period of transition.” In addition, the Icahn Group has not articulated a clear strategy or vision for Lionsgate, other than the general statement that it would prefer to “pursue a strategy aimed more at the consolidation of film and television distributors, as opposed to the acquisition of library assets.”

•	The acquisition by the Icahn Group of a majority or all of Lionsgate’s outstanding shares would still constitute an event of default under Lionsgate’s credit facilities. As of March 19, 2010, $472.1 million in total principal amount of such notes were outstanding and Lionsgate had borrowings of approximately $35.6 million outstanding under the credit facilities.

•	The offer has become more highly conditional and creates substantial uncertainty for Lionsgate’s shareholders. There are numerous conditions to the offer, including the elimination of the shareholder rights plan that now provides shareholders with protections against coercive and unfair attempts to take over the Company, many of which provide the Icahn Group with broad discretion to determine whether the conditions have or have not been satisfied.

•	Despite changes to the offer structure, the offer remains structurally coercive. While the offer is no longer a partial bid for less than all of Lionsgate’s shares, the single deadline for tenders, ability for the Icahn Group to waive the minimum tender condition, and intent not to provide subsequent offering period forces shareholders to make decisions as to their shares without full information and encourages them to tender simply in order to avoid being left with shares in a company effectively controlled by the Icahn Group. The timing of the tender offer deadline also seeks to preempt shareholders’ right to choose to confirm the shareholder rights plan.

The Board authorized shareholders right plan continues to protect the interests of Lionsgate and its shareholders from coercive or unfair attempts to take over the Company without the consent of a majority of the non-bidding shareholders, and without affording all shareholders fair value for all of their shares. Despite the Icahn Group’s revised offer for up to all of Lionsgate’s shares, the shareholder rights plan still covers Lionsgate and its shareholders because, among other things, the offer is not subject to a non-waivable condition that more than 50% of the common shares not owned by the Icahn Group have been tendered and not withdrawn and does not guarantee Lionsgate’s shareholders a subsequent tender offer period if that condition is satisfied. A copy of the shareholder rights plan is available on the SEC’s website, www.sec.gov, and at www.sedar.com. The Board has authorized the convening of a special meeting of shareholders on May 4, 2010 to confirm the implementation of the shareholder rights plan.

The amended Schedule 14D-9 filing is available on the SEC’s website, www.sec.gov and the notice of change to directors’ circular is available at www.sedar.com. In addition, the amended Schedule 14D-9 filing, the notice of change to directors’ circular, this press release and other materials related to the Icahn Group’s unsolicited offer are available in the “Investor” section of Lionsgate’s website at www.lionsgate.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Shareholders that have tendered their shares can withdraw them. For assistance in withdrawing shares, shareholders can contact their broker or Lionsgate’s information agent, MacKenzie Partners, Inc., at the address, phone number and email address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Lionsgate@mackenziepartners.com

Morgan Stanley is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor. Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor.

About Lionsgate

Lionsgate (NYSE: LGF) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets. Lionsgate currently has nearly 20 shows on 10 different networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad

Men”, “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and the syndication successes “Tyler Perry’s House Of Payne”, its spinoff “Meet The Browns” and “The Wendy Williams Show”. Its feature film business has generated more than $400 million at the North American box office in the past year, including the recent critically-acclaimed hit PRECIOUS, which has garnered nearly $50 million at the North American box office and won two Academy Awards®. The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate. Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed and amended a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and a notice of change to directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular or amendment thereto filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate will file a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, when available, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2009 Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and Lionsgate’s Quarterly Report on Form 10-Q for the

quarter ended December 31, 2009 filed with the SEC on February 9, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

Contact:

Peter D. Wilkes
310-255-3726
pwilkes@lionsgate.com

Andrea Priest / Annabelle Rinehart
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449